Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Nine-Month Period Ended
September 30, 2014

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$62,184
Plus:
Fixed Charges (excluding capitalized interest)	89,430

Total earnings	$151,614

Fixed Charges:
Interest expensed and capitalized	$86,735
An estimate of the interest component within rental expense	2,695
Total Fixed Charges	$89,430
Ratio of Earnings to Fixed Charges	1.70

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$62,184
Plus:
Fixed Charges (excluding capitalized interest)	30,321

Total earnings	$92,505

Fixed Charges:
Interest expensed and capitalized	$27,626
An estimate of the interest component within rental expense	2,695

Total Fixed Charges	$30,321

Ratio of Earnings to Fixed Charges	3.05